Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

PROPERTY LEASE AGREEMENT

AND

LAND LEASE AGREEMENT

Reference are made to the announcements of the Company dated 14 February 2011 and 25 September 2012 in relation to various continuing connected transactions for property lease and land lease.

As the existing 2011 Lease Agreements and the existing 2012 Property Lease Agreements expired on 31 December 2013, and the transactions contemplated under the existing 2011 Lease Agreements and the existing 2012 Property Lease Agreements shall continue to be entered into on a recurring basis, the Company and CSAHC have entered into the Lease Agreements on 9 January 2014 (after trading hours) to renew the land and property leases transactions contemplated thereunder for the period from 1 January 2014 to 31 December 2016 in compliance with Rule 14A.35(1) of the Listing Rules.

Pursuant to Rule 14A.27 of the Listing Rules, the relevant applicable percentage ratio for the transactions contemplated under the Lease Agreements, aggregated with the transactions contemplated under the New Asset Lease Agreement and the 2013 Nanyang Asset Lease Agreement (as previously announced on 25 September 2012 and 19 April 2013) is still on an annual basis exceeding 0.1% and less than 5%, therefore, the transactions contemplated under the Lease Agreements constitute continuing connected transactions of the Company exempt from the independent shareholders' approval requirements and are only subject to the reporting, announcement and annual review requirements under the Listing Rules.

Reference is made to the announcement of China Southern Airlines Company Limited (the “Company”) dated 14 February 2011 where the Company announced that China Southern Air Holding Company (“CSAHC”) had renewed a property lease agreement (the “existing 2011 Property Lease Agreement”) and a land lease agreement (the “existing 2011 Land Lease Agreement”, together with the existing 2011 Property Lease Agreements, the “existing 2011 Lease Agreements”) with the Company, pursuant to which CSAHC agreed to continue to lease to the Company certain parcels of land, as well as certain buildings, facilities and other infrastructure properties in Shenyang, Dalian, Jilin, Harbin, Xinjiang, etc. for a term of three years from 1 January 2011 to 31 December 2013, which is renewable by agreement between both parties thereto.

1

Reference is also made to the announcement of the Company dated 25 September 2012 where the Company announced that the Company also entered into five individual lease agreements (the “existing 2012 Property Lease Agreements”) with CSAHC in relation to certain fragmented leases for properties located in Harbin, Changchun, Dalian, Beijing and Shanghai for a term of two years from 1 January 2012 to 31 December 2013. As disclosed in the announcement of the Company dated 25 September 2012, these five property lease transactions under the existing 2012 Property Lease Agreements was originally covered in a master asset lease agreement entered into between the Company and CSAHC dated 29 December 2008, and these five property lease transactions should be covered under the existing 2011 Property Lease Agreement when it is further renewed.

As the existing 2011 Lease Agreements and the existing 2012 Property Lease Agreements expired on 31 December 2013, and the transactions contemplated under the existing 2011 Lease Agreements and the existing 2012 Property Lease Agreements shall continue to be entered into on a recurring basis, the Company and CSAHC have entered into two new lease agreements (the “Lease Agreements”), namely, the property lease agreement (the “Property Lease Agreement”) and the land lease agreement (the “Land Lease Agreement”) on 9 January 2014 (after trading hours) to renew the land and property leases transactions contemplated thereunder for the period from 1 January 2014 to 31 December 2016 in compliance with Rule 14A.35(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

LEASE AGREEMENTS

Date

9 January 2014 (after trading hours)

Parties

(a)	The Company, the principal business activity of the Company is that of civil aviation.

(b)	CSAHC, the controlling shareholder of the Company, directly and indirectly holding approximately 53.12% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. The principal business activity of CSAHC, based on its business license, is that of operating and managing, on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies.

Subject matter

Pursuant to the Property Lease Agreement, CSAHC agreed to lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAHC or its subsidiaries to the Company for office use related to the civil aviation business development. The five property lease transactions contemplated under the existing 2012 Property Lease Agreements have now been covered under the Property Lease Agreement so as to save resources as well as time of management of various property leases with CSAHC.

2

Pursuant to the Land Lease Agreement, CSAHC agreed to lease certain lands located in Xinjiang, Harbin, Changchun, Dalian and Shenyang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company.

Historical Figures and Cap

The previous annual rental paid to CSAHC by the Company (i) under the existing 2011 Property Lease Agreement (the original annual cap was RMB42,975,542); (ii) under the existing 2011 Land Lease Agreement (the original annual cap was RMB56,329,131) and (iii) under the existing 2012 Property Lease Agreements (the original annual cap was RMB4,436,600) for the three years ended 31 December 2013 are as follows:

For the year ended	Under the existing 2011 Property Lease Agreements	Under the existing 2011 Land Lease Agreement	Under the existing 2012 Property Lease Agreement
31 December 2011	RMB42,975,542	RMB56,329,131	RMB2,975,869
31 December 2012	RMB42,975,542	RMB56,329,131	RMB4,436,600
31 December 2013 (Unaudited)	RMB42,975,542	RMB56,329,131	RMB4,436,600

It is proposed the maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property Lease Agreement and the Land Lease Agreement for each of the three years ending 31 December 2016 shall not exceed RMB40,114,700 and RMB63,582,200, respectively, payable on a quarterly basis. The annual rental is determined after arm's length negotiation between the parties and adjusted with reference to the rental assessment report prepared by Guangdong Yangcheng Land and Property Appraisal Co., Ltd. (廣東羊城土地房地產估價有限公司) taking into account the prevailing market rental for properties located at similar locations and the above historical figures. In addition, the list and scope of the land and properties contemplated under the Lease Agreements have been reviewed and adjusted by the Company based on the actual leasing requirement.

The Company has expanded its civil aviation business to locations where the lands and buildings, facilities and other infrastructure under the Lease Agreements are situated at since November 2004. The purchase and/or transfer of such buildings, facilities, infrastructure and the land use rights will involve the more time-consuming and costly process of transferring to the Company the relevant titles, ownership or land use rights relating thereto; whereas the renewal of the Lease Agreements allows the Company to continue to use those buildings, facilities and infrastructure to operate its expanded civil aviation business from the commencement date of the Lease Agreements at rents not higher than the prevailing market rates for similar buildings, facilities, infrastructure and lands at similar locations.

Implications under the Listing Rules

CSAHC is the controlling shareholder of the Company, directly and indirectly holding approximately 53.12% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. The transactions contemplated under the Lease Agreements constitute continuing connected transactions for the Company under the Listing Rules.

3

The board (the “Board”) of directors (the “Directors”) of the Company (including the independent non-executive Directors) considers that the terms of the Lease Agreements and the rent payable in respect thereof are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

As previously announced on 25 September 2012 and 19 April 2013, the Company and CSAHC entered into a new asset lease agreement (the “New Asset Lease Agreement”) and a new Nanyang asset lease agreement (the “2013 Nanyang Asset Lease Agreement”), respectively, pursuant to which CSAHC continued to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou, Zhan Jiang and Changsha, as well as certain parcels of land and properties at Nanyang Jiangying Airport for the period up to 31 December 2014. Pursuant to Rule 14A.27 of the Listing Rules, the relevant applicable percentage ratio for the transactions contemplated under the Lease Agreements, aggregated with the transactions contemplated under the New Asset Lease Agreement and 2013 Nanyang Asset Lease Agreement is still on an annual basis exceeding 0.1% and less than 5%, therefore, the transactions contemplated under the Lease Agreements constitute continuing connected transactions of the Company exempt from the independent shareholders' approval requirements and are only subject to the reporting, announcement and annual review requirements under the Listing Rules.

GENERAL

Among the 12 Directors, four Directors, Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An and Ms. Yang Li Hua, who were duly appointed to the Board by CSAHC, were required to abstain from voting in respect of the resolution to approve the Lease Agreements. All the remaining Directors who were entitled to vote, unanimously approved the resolutions approving the above Lease Agreements.

By order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

9 January 2014

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

4